[Letterhead of Skadden, Arps, Slate, Meagher & Flom (UK) LLP]

October 17, 2006

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Loudeye Corp. - Notice of Withdrawal of Filing of
Pre-Effective Amendment to Registration Statement (File No. 333-132449)

Dear Mr. Ingram:

We are acting as special counsel to Loudeye Corp., the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). On October 16, 2006, a post-effective amendment to the Registration Statement was inadvertently filed on EDGAR as a pre-effective amendment. The Registrant hereby withdraws such inadvertent filing of the pre-effective amendment.

If you have any questions regarding the foregoing responses, please call me at +44-207-519-7000.

Very truly yours,

/s/ Michal Berkner

Michal Berkner